Exhibit 12.1

Bank of the Ozarks, Inc.

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

The following table presents the calculation of the consolidated ratio of earnings to fixed charges for the periods presented.

	Three Months Ended March 31, 2015	For the Years Ended December 31,
		2014	2013	2012	2011	2010
Earnings:
Add:
Net income before income taxes	$58,057	$172,447	$131,414	$110,999	$151,511	$90,538
Fixed charges	6,074	21,225	18,831	21,825	30,645	34,584
Other	—	1	3	4	3	7
Less:
Interest capitalized	(9)	(24)	(24)	(24)	(24)	(24)
Noncontrolling interest of subsidiaries	24	(18)	28	20	(18)	(77)

Earnings	64,164	193,631	150,252	132,824	182,117	125,028

Fixed Charges:
Interest expense:
Deposits	3,537	8,566	6,103	8,982	11,686	20,047
FHLB advances and subordinated debentures	2,429	12,389	12,531	12,618	18,749	14,290
Interest capitalized	9	24	57	70	51	139
Estimated interest included within rental expense	99	246	140	155	159	108
Preferred dividend requirements	—	—	—	—	—	—

Fixed charges	6,074	21,225	18,831	21,825	30,645	34,584

Ratio of Earnings to Fixed Charges (including deposit interest)	10.56	9.12	7.98	6.09	5.94	3.62

Ratio of Earnings to Fixed Charges (excluding deposit interest)	25.29	15.30	11.80	10.34	9.61	8.60

The ratio of earnings to fixed charges is computed in accordance with item 503 of Regulation S-K by dividing (1) income before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized and noncontrolling interest in income of subsidiaries that have not incurred fixed charges by (2) total fixed charges. For purposes of computing this ratio:

•	fixed charges, including interest on deposits, include all interest expense, interest capitalized and the estimated portion of rental expense attributable to interest, net of income from subleases; and

•	fixed charges, excluding interest on deposits, include interest expense (other than on deposits), interest capitalized and the estimated portion of rental expense attributable to interest, net of income from subleases.